

December 6, 2011

Via E-Mail
Timothy J. Neher
President
Accelerated Acquisition XV, Inc.
c/o Accelerated Venture Partners
1840 Gateway Drive, Suite 200
Foster City, CA 94404

> **Re:** **Accelerated Acquisition XV, Inc.**
> **Form 10**
> **Filed November 10, 2011**
> **File No. 000-54547**

Dear Mr. Neher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Please note that this filing will become effective automatically by operation of law 60 days after you initially filed it. If this filing was made voluntarily, you should consider withdrawing it prior to the effective date if comments remain outstanding. You could then refile when you are prepared to resolve the comments. Please file your request for withdrawal before the automatic effectiveness date.

If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Potential Target Companies, page 5

1.   With a view toward balancing your disclosure in the penultimate sentence of the paragraph following paragraph (h), please provide us information about the revenue and profits of the of the companies that entered into business combinations with shell companies affiliated with Mr. Neher. Provide us this information as of the date of the business combination and as of a recent date.

2.   Refer to your disclosure in the last paragraph of this section. Please tell us the extent that Mr. Neher or his affiliates have historically engaged in transactions in the stock of shell companies they controlled before a business combination. Also, please provide us information regarding the timing of transactions in such securities by Mr. Neher and his affiliates after the business combination.

Form of Acquisition, page 6

3.   Refer to the second paragraph on page 7. Please clarify the nature of the "certain types of transactions" that can be entered into without stockholder approval. With a view toward disclosure, please tell us the extent to which business combination transactions by shell companies controlled by your affiliates have been completed without stockholder approval. Also tell us about any business combination transactions by shell companies controlled by your affiliates that have been completed with stockholder approval.

4.   Refer to the last two sentences of the second paragraph on page 7. Please clarify how you provide to your stockholders "complete disclosure documentation concerning the potential target" if the transaction does not require shareholder vote or consent.

Risk Factors, page 8

5.   Please add a risk factor to describe the existence of, reasons for and risks created by the language in your auditor's report regarding the substantial doubt about your ability to continue as a going concern.

The business of Accelerated Acquisition, page 8

6.   Refer to the penultimate sentence of this risk factor.

    •   Given your disclosure in the second paragraph of page 23, please disclose here, if true, that Accelerated Venture Partners LLC is not subject to any binding obligation to pay the expenses.
    •   Please reconcile your disclosure here that Accelerated Venture Partners LLC will pay all expenses with your disclosure in the first paragraph on page 9 that you will sustain operating expenses. Likewise, reconcile your disclosure at the bottom of page 15 which says both that (1) Accelerated Venture Partners LLC will pay all expenses and (2) you will meet costs through treasury funds, loans or investment proceeds.
    •   Your disclosure here suggests that Accelerated Venture Partners LLC will pay your expenses without repayment; however, your disclosure on page 10 that Accelerated Venture Partners LLC will pay expenses without reimbursement until the business combination "is effected" suggests that Accelerated Venture Partners LLC will seek reimbursement after the business combination. Please clarify. Also tell us whether Accelerated Venture Partners LLC paid the expenses of other blank check companies

        controlled by your affiliates, the amount of those expenses, and how Accelerated Venture Partners LLC recovered its costs.

- With a view toward disclosure, please tell us the extent of Accelerated Venture Partners LLC's assets. Also tell us whether Accelerated Venture Partners LLC has substantial assets and operations other than that related to blank check companies of your affiliates.

The current difficult economic climate may affect…, page 10

7.   Please clarify the basis for your belief that you "will have" capital that is sought by firms. Also, with a view toward clarified disclosure, please provide us support for your belief that there are "numerous firms" seeking this capital.

Trading of Securities in Secondary market, page 14

8.   Please provide us your analysis of whether recent changes to exchange listing standards for reverse merger companies affect your disclosure here and throughout your document regarding the listing of your securities. See for example Release No. 34-65708 (November 8, 2011).

Financial Information, page 15

9.   Please clarify why you describe in this section transactions involving other Accelerated Acquisitions entities. If those transactions do not affect the registrant's financial results or condition, please remove any implication to the contrary.

10.   Please tell us when the compensation arrangements with your affiliates were negotiated relative to the time of the past acquisitions involving shell companies controlled by your affiliates.

11.   Please disclose the date of incorporation of each shell company that you mention in your disclosure beginning on page 17 and the date that you filed a registration statement under the Exchange Act related to each such company. Also, clarify whether the disclosed transactions changed the registrant's status as a shell company.

12.   Please disclose the duration of the consulting and option agreements and the actual amounts paid and received under those agreements.

13.   Please tell us the nature of your affiliates' disagreement regarding "management's style/procedure of disclosing AAV information."

Accelerated Acquisition X, Inc…, page 19

14.   We note your statement in the last paragraph on this page that "[f]ollowing the sale of common stock to the Purchaser, AAX was still seeking to achieve its objective of acquiring a target company or business." However, we note Item 5.06 of the Form 8-K filed on March 18, 2011 by Accelerated Acquisition X, Inc. Please clarify.

Item 5. Directors and Executive Officers, page 25

15.   We note your statement that Mr. Neher has been on the Board of Directors of Accelerated Acquisition XII, Inc. since October of 2011. However, we note the Form 8-K filed by Accelerated Acquisition XII, Inc. on July 19, 2011. Please clarify.

16.   Please revise to clarify the principal businesses of each of the entities named. If any of the entities do not have more than nominal assets or operations, please disclose this fact clearly.

Involvement in Certain Legal Proceedings, page 25

17.   Refer to your reference in this section to five years. Please note the 10-year period addressed in Regulation S-K Item 401(f).

Prior Blank Check Company Experience, page 25

18.   Please clarify the purpose of the last sentence of the second paragraph. If you are intending to incorporate disclosure by reference, please tell us the authority in which you rely to do so.

19.   Please tell us the filing date and file number of each Form S-1 mentioned in this section, other than the S-1s related to Accelerated Acquisitions I and Accelerated Acquisitions V. Also reconcile your statements in the last sentence of the first paragraph on page 26 with the status of Accelerated Acquisitions II's Forms 10-Q for its last two fiscal quarters.

20.   With a view toward disclosure, please tell us about any attempted business combinations involving each shell company and the reasons that the business combination did not close.

Conflicts of Interest, page 27

21.   Describe how you determined the number of shell companies to form and the number of registration statements to file under the Exchange Act.

22.   Refer to your disclosure here and throughout your filing regarding companies being "current on filings." With a view toward balanced disclosure, please tell us whether all

companies with which Mr. Neher is affiliated have filed all required reports with the Commission. Also tell us whether those companies timely file reports.

Item 6. Executive Compensation, page 27

23.   Refer to your disclosure that you do not intend to pay compensation "until the consummation of an acquisition." With a view toward clarified disclosure, please tell us:

- the amount and nature of compensation you intend to pay when you make an acquisition,
- the amount of compensation you or your officer, affiliates, or promoters were paid in connection with prior business combinations involving shell companies, and
- how your officer, affiliates and promoters intend to profit from their involvement with this company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief